Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Six Months Ended June 30,
	2018	2017
Earnings:
Income before income taxes	$153,772	$206,751
Add: Fixed charges	121,311	107,767
Less: Undistributed earnings from equity method investments, net	(3,699)	(7,706)
Total earnings	$271,384	$306,812
Fixed charges:
Interest expense	$38,345	$27,556
Estimate of interest expense within rental expense	82,966	80,211
Total fixed charges	$121,311	$107,767
Ratio of earnings to fixed charges	2.2	2.8